EXHIBIT 4.8

AMENDMENT TO NEOFORMA.COM’S

1999 EQUITY INCENTIVE PLAN

        Neoforma.com, Inc.’s 1999 Equity Incentive Plan (the “Plan”) is hereby amended as follows:

FIRST: Section 9.4 of the Plan is amended and restated to read in its entirety as follows:

    “(a)        Immediately following each Annual Meeting of stockholders, each Outside Director will automatically be granted an Option for 100,000 Shares (a “Succeeding Grant”), provided that the Outside Director is a member of the Board on the date of such Annual Meeting and has served continuously as a member of the Board for a period of at least one year since the date of such Outside Director’s Initial Grant.

    (b)        Immediately following each Annual Meeting of stockholders, each Outside Director who is also a member of a committee of the Board will automatically be granted an Option for 100,000 Shares (a “Committee Grant”), provided that the Outside Director is a member of the Board and a committee of the Board on such date and has served continuously as a member of the Board and the same committee for a period of at least one year since the date of such Outside Director’s Initial Grant.”

SECOND: The definition of “Outside Director” as set forth in Section 23 of the Plan is amended and restated to read in its entirety as follows:

        “ ‘Outside Director’ means a member of the Board who is not an employee of the Company.”

Except as set forth above, all provisions of the Plan shall remain in full force and effect, unamended.